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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
                Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: March 5, 2004
	By:	/s/ NORIE CAMPBELL Name: Norie Campbell Title: Vice President, Corporate Governance, Legal

TD Bank Announces Redemption and
Declares Dividend on Class A First Preferred Shares, Series H

March 5, 2004 — TORONTO — The Toronto-Dominion Bank (the "Bank") announced today that it will exercise its right to redeem all of its 9 million outstanding Class A First Preferred Shares, Series H (the "Series H Shares") on May 3rd, 2004 at the price per share of $25.00 (for an aggregate total of $225 million). The Bank has also declared a dividend on the Series H Shares in the amount of $0.014589 per share payable for the 3 day period ending May 3, 2004, to shareholders of record at the close of business on May 3, 2004.

After May 3, 2004, the Series H Shares will cease to be entitled to dividends and the holders of such shares will not be entitled to exercise any right in respect thereof except that of receiving the redemption amount and the dividend referred to above.

Instructions with respect to receipt of the redemption amount and the dividend will be set out in the Letter of Transmittal to be mailed to registered holders of the Series H Shares shortly. Inquiries should be directed to our Registrar and Transfer Agent, CIBC Mellon Trust Company, at 1-800-387-0825 (or in Toronto 416-643-5500). Further details and instructions will be posted shortly to our website, www.td.com/investor/equity.jsp.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and wholesale banking, including TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$316 billion in assets, as of January 31, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information, please contact:
Peter Aust
Vice President, Capital Finance
TD Bank Financial Group
416-982-8056

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FORM 6-K SIGNATURES
TD Bank Announces Redemption and Declares Dividend on Class A First Preferred Shares, Series H